

August 28, 2023

John Turner
Chief Financial Officer
New Atlas HoldCo Inc.
5918 W. Courtyard Drive, Suite 500
Austin, Texas 78730

      Re: New Atlas HoldCo Inc.
          Registration Statement on Form S-4
          Filed August 1, 2023
          File No. 333-273585

Dear John Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed August 1, 2023

Summary of the Reorganization
New Atlas Charter and New Atlas Bylaws, page 14

1. We note your disclosure that the rights of stockholders of New Atlas will generally be governed by Delaware law and the New Atlas Charter and New Atlas Bylaws, which will be adopted by New Atlas upon completion of the Mergers, in substantially the forms attached as Annex II and Annex III. However, it does not appear that Annex II and Annex III include the forms of the New Atlas Charter and New Atlas Bylaws. For example, we note that Annex II refers to the Second Amended and Restated Certificate of Incorporation of AESI Holdings Inc. We also note that the provisions set forth in Annex II do not appear to be consistent with your prospectus disclosure regarding the provisions set forth in the New Atlas Charter. Please revise.

Material U.S. Federal Income Tax Considerations of the Reorganization to U.S. Holders of Class A Common Stock, page 76

2.   Please revise to clearly state the federal income tax consequences of the Reorganization. Refer to Item 4(a)(6) of Form S-4. For example, we note your disclosure on page 13 that "it is expected" that the Pubco Merger will qualify as either (i) a "reorganization" within the meaning of Section 368(a) of the Code, and/or (ii) together with the Opco Merger, as part of integrated transactions constituting a related transfer governed by Section 351(a) of the Code. In addition, please obtain and file a revised tax opinion that addresses and expresses a conclusion for each material tax consequence. Refer to Item 601(b)(8) of Regulation S-K. For example, we note that the opinion filed as Exhibit 8.1 opines only upon the accuracy of certain statements of law or legal conclusions set forth in the registration statement under the caption "Material U.S. Federal Income Tax Considerations of the Reorganization to U.S. Holders of Class A Common Stock," and note that such section of the registration statement does not express a conclusion as to the tax treatment of the Reorganization. For guidance, refer to Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson, Special Counsel, at (202) 551-3584 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner, Esq.